[ZUMIEZ LETTERHEAD]

April 25, 2007

Securities and Exchange Commission

Ta Tanisha Meadows, Staff Accountant, Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:                               Zumiez Inc.
Annual Report on Form 10-K filed March 27, 2007
File No. 0-51300

Dear Ms. Meadows:

On behalf of Zumiez Inc. (the “Company”), I am writing in response to the letter from William H. Thompson dated April 12, 2007, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing for the Company.  For your convenience, the full text of each of the Staff’s comments is reproduced below together with the Company’s responses thereto.

Below we have reprinted each of the Staff’s comments in bold italics and set forth our related responses below.

Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies, page 49

Marketable Securities, page 49

1.                                      We note that marketable securities represent a significant amount of your total assets.  Please tell us and disclose:

•                  Total gains for securities with net gains in accumulated other comprehensive income and total losses for securities with net losses in accumulated other comprehensive income by major security type as of each balance sheet date in accordance with paragraph 19 of SFAS 115; and

•                  Information about the contractual maturities as of the most recent balance sheet date in accordance with paragraph 20 of SFAS 115.

In addition, if unrealized losses are material, please tell us and disclose by major security type the aggregate fair value of investments with unrealized losses and the aggregate amount of unrealized losses segregated by those investments that have been in a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 months or longer, and why impairments are other-than-temporary.  Refer to FASB Staff Position FAS 115-1 and 124-1.

We respectfully submit our response and we will revise this disclosure in all future filings as applicable:

The following table discloses the net gains and losses (in thousands of dollars) by major security type for the fiscal 2006 and 2005 years as required by paragraph 19 of SFAS 115.  As noted in the table, the only major security type is U.S. & State Debt Securities.

Major Security Type by FYE	Amortized Cost	Total Gains included in Other Comprehensive Income	Total (Losses) included in Other Comprehensive Income	Fair Value of Securities
U.S. & State Debt Securities FYE 2/3/2007	43,830	1	(15)	43,816

U.S. & State Debt Securities FYE 1/28/2006	38,269	2	(7)	38,264

The following table discloses the contractual maturities as of the most recent balance sheet date (in thousands of dollars) in accordance with paragraph 20 of SFAS 115.

As of February 3, 2007	Fair Value of Securities Available for Sale	Carrying Value of Securities Available for Sale
Maturing within 1 year	32,022	32,022
Maturing after 1 year thru 5th year	11,794	11,794
Maturing after 5 years thru 10th year	—	—
Maturing after 10 years	—	—

The following table discloses the fair values of securities (in thousands of dollars) with unrealized losses continuing for 12 months or less and those continuing for more than 12 months in accordance with FASB staff position on FAS 115-1 and FAS 124-1.  The amount of unrealized losses is deemed immaterial and no impairment for losses has been reported for the fiscal 2006 and 2007 years.

Major Security Type by FYE	Aggregate Fair Value of investments with unrealized losses	Fair Value of Securities in continuous loss for less than 12 months	Fair Value of Securities in continuous loss for more than 12 months	Explanation
U.S. & State Debt Securities FYE 2/3/2007	17,184	15,654	1,533	No impairment. Aggregate loss less than $3k.

U.S. & State Debt Securities FYE 1/28/2006	4,780	4,780	—	N/A

The Company believes the amount of aggregate unrealized gains and aggregate unrealized losses from marketable securities available for sale is not material to the reader because of the nominal dollar amounts for fiscal years ended 2/3/2007 and 1/28/2006 and that all of the information needed for an investor to make an informed investment decision was included within the 10-K as filed.

Stock Compensation, page 52

2.                                      We note conflicting disclosures regarding the method used to recognize stock based compensation.  On pages 33, 53 and 59 you disclose that you recognize compensation expense on an accelerated method over the vesting periods of the awards.  On page 52 you disclose that the fair value of the awards is amortized using the straight-line method over the vesting period.  Please tell us what method you are using and why it complies with paragraph 42 of SFAS 123(R).  In addition, please revise your disclosure as appropriate.

We respectfully submit our response and we will revise this disclosure in all future filings as applicable:

The disclosure — “The fair value of the awards is amortized using the straight-line method over the vesting period” made on page 52, Note 2 “Summary of Significant Accounting Policies”, under the caption “Stock Based Compensation” was an error.  The note should read - The stock-based compensation expense is calculated on an accelerated method over the vesting periods of the related options.  The method the Company uses to recognize stock based compensation expense is the “graded vesting attribution method”, which the Company refers to as “an accelerated method”.  Under this method, the Company recognizes compensation expense for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.  The disclosure error noted herein was made in Note 2 “Summary of Significant Accounting Policies”.  The valuation method for stock compensation expense the Company uses is specifically addressed in detail in Note 6 “Stock Options” and is correctly stated therein.  We believe that the error in the disclosure within Note 2 “Summary of Significant Accounting Policies” would not materially affect the investment decision of an investor and that amending the Company’s 10-K is not warranted.

Note 8.  Commitments and Contingencies page 60

Leases, page 60

3.                                      Please disclose minimum rentals, contingent rentals and sublease rentals for each period presented in accordance with paragraph 16c of SFAS 13.

We respectfully submit our response and we will revise this disclosure in all future filings as applicable:

In accordance with SFAS 13 ¶16c we disclose herein and in Note 8 “Commitments and  Contingencies” Leases — the amount of total rent expense for those periods presented is as follows: fiscal 2006 - $31.9 million, fiscal 2005 - $22.2 million and fiscal 2004 - $17.1 million.  Included in these amounts is rent expense charged as a percentage of sales and common area maintenance charges.  Contingent rental expense is incurred for percent of sales and common area maintenance charges and are billed by the respective landlords, paid and expensed as incurred by the Company.  The amount of contingent rent expense incurred for fiscal 2006, 2005 and 2004 was $14.2 million, $10.0 million and $7.5 million, respectively.  Base rent expense for the same periods were $17.7 million, $12.2 million and $9.6 million, respectively.  We do not incur or pay sublease rental expense.  Future minimum lease payments as of our most recent year end are also presented in table format in Note 8.

Note 10.  Business Acquisition, page 61

4.                                      Please explain to us the process you used to identify intangible assets that meet the criteria in paragraph 39 of SFAS 141.  Please also tell us how you estimated the fair value of intangible assets and why the valuations incorporate assumptions that marketplace participants would use in making estimates of fair value.  We are particularly interested in understanding how you treated acquired trade names, trademarks, customer lists and lease agreements.

We respectfully submit our response:

As noted in our 10-K filing, during the quarter ended July 29, 2006, the Company purchased 100% of the ownership of Action Concepts Fast Forward Limited (“Fast Forward”). Of the purchase price, approximately $2 million was allocated to identifiable tangible assets and liabilities and $13 million was allocated to goodwill. To determine if there were any additional identifiable intangible assets that were separable such as trademarks, customer lists and trade names, the Company engaged an independent valuation firm (Private Valuations) to identify any additional intangibles and assign an appropriate value.

In performing our purchase price allocation we considered FAS 141 and we performed a  comprehensive search of all potential identifiable intangible assets.

The methods used by the independent valuation firm were the income analysis, discounted cash flow method and the asset based analysis. The baseline data for the analysis was historical results for the last three years which were deemed the most appropriate to calculate the potential value of the Fast Forward acquisition.

The valuation firm rendered an opinion on the fact that there were not any additional identifiable intangible assets that should be separated from goodwill. The conclusions related to the following:

a)              The acquired trade names — the acquired company had a small private label (unique trade name) business and there was a small revenue stream from this type of product so there was no value assigned to the brand name. The Fast Forward trade name and the internet domain name were not going to be used, and accordingly the Company did not assign a value to them.

b)             The acquired trademarks — the Company planned (and has completed) a rebranding of all the Fast Forward stores to Zumiez. In addition, the Company would discontinue using the Fast Forward trademark. Since there was not a unique line of product from this trademark the Company determined that it would be discontinued, and accordingly determined that the trademark did not have any value.  There was no value assigned to the non-compete agreement with the previous owners of Fast Forward since the Company is of the opinion that if the sellers of Fast Forward opened stores in the future, it would not impede the success of the Company in the acquired venues.

c)              No acquired store customer lists — the Company did not buy any store customer lists. The location of the stores purchased were in shopping malls so customer traffic was based on location and there was not a customer list that the Company would use to increase sales.  The Company did acquire a small customer list that Fast Forward’s internet site had sold to.  The list had significant overlap with the Company’s existing internet customer list and therefore the Company determined that the acquired internet customer list had no value.

d)             No favorable lease terms — terms were reviewed of the lease agreements for the store locations and it was noted that the leases were at current market rates or more and the Company noted that they could negotiate more favorable terms. As such there was not any allocation for favorable lease terms.

e)              No favorable vendor contracts — vendor contracts were reviewed and it was noted that the Company already had more favorable terms than Fast Forward so there was not any value allocated to vendor relationships.

Based on the above, the Company concluded that there were not any other intangible assets.

The Company hereby represents and acknowledges to the Staff the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                  The Staff comments or changes to disclosure in response to Staff comments in the Company’s filings with the Commission that are reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that the Staff advise the undersigned at (425) 551-1500 ext 1627 of any additional comments that the Staff may have or whether our explanations and proposed revisions in response to the comment letter satisfy the Staff’s review.

Very truly yours,

Zumiez Inc.

By	/s/ William R. Chapman,
William R. Chapman
Internal Audit and Financial Reporting Specialist

cc:	William H. Thompson, Branch Chief
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549